EXHIBIT 99.1

 中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2020 FIRST QUARTER REPORT

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the first quarter of 2020 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements have no difference from the relevant data under International Financial Reporting Standards.

1.	IMPORTANT NOTICE

1.1	The Company’s Board of Directors, the Board of Supervisors, its Directors, Supervisors and Senior Management warrant that the information in this quarterly report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and jointly and severally accept full legal responsibility.

1.2	On 23 April 2020, the 2020 First Quarter Report of the Company was considered and approved at the twenty-fifth meeting of the sixth session of the Board of the Company. All directors of the Company attended the Board Meeting.

1.3	The Company’s 2020 first quarter financial report is unaudited.

1.4	Mr. Wang Bin, Chairman of the Company, Ms. Huang Xiumei, Vice President in charge of financial affairs, Mr. Li Mingguang, Chief Actuary and Ms. Hu Jin, Head of the Financial Department, confirm that the financial reports in this 2020 first quarter report are true, accurate and complete.

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2.	THE COMPANY’S BASIC INFORMATION

2.1	Major financial data

Currency: RMB

	As at 31 March 2020	As at 31 December 2019	Increase/(decrease) compared to 31 December 2019
Total assets (million)	3,874,719	3,726,734	4.0%
Total equity holders’ equity (million)	413,715	403,764	2.5%
Ordinary share holders’ equity per share (RMB per share)	14.36	14.01	2.5%

	For the three months ended 31 March 2020	For the three months ended 31 March 2019	Increase/(decrease) compared to the same period of 2019
Net cash flows from operating activities (million)	125,309	111,765	12.1%
Net cash flows from operating activities per share (RMB per share)	4.43	3.95	12.1%
Operating income (million)	337,772	312,226	8.2%
Net profit attributable to equity holders of the Company (million)	17,090	26,034	-34.4%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	17,120	26,045	-34.3%
Earnings per share (basic and diluted) (RMB per share)	0.60	0.92	-34.8%
Basic earnings per share after deducting non-recurring items (RMB per share)	0.60	0.92	-34.8%
Weighted average ROE (%)	4.24	7.74	A decrease of 3.50 percentage points
Weighted average ROE after deducting non-recurring items (%)	4.25	7.75	A decrease of 3.50 percentage points

Note:	In calculating the percentage changes of “Ordinary share holders’ equity per share”, “Net cash flows from operating activities per share”, “Earnings per share (basic and diluted)” and “Basic earnings per share after deducting non-recurring items”, the tail differences of the basic figures have been taken into account.

2

In the first quarter of 2020, facing the complicated and severe external environment and an unexpected outbreak of COVID-19, the Company adopted a proactive approach for both the pandemic prevention and control and its business development, and proceeded steadily with all tasks by concentrating on the strategic goal of “China Life Revitalization” and high-quality development requirements. The Company realized a continued growth in its core businesses and maintained its leading market position with a positive development momentum. Firstly, the Company’s insurance business and new business value achieved steady growth. In the first quarter of 2020, revenues from insurance business1 of the Company reached RMB307,776 million, an increase of 13.0% year on year. First-year regular premiums amounted to RMB76,056 million, an increase of 13.9% year on year. In particular, first-year regular premiums with a payment duration of ten years or longer were RMB25,369 million, an increase of 2.1% year on year. Renewal premiums amounted to RMB198,326 million, an increase of 11.2% year on year. Short-term insurance premiums amounted to RMB32,816 million, an increase of 23.9% year on year. During the reporting period, the protection-oriented business of the Company achieved a fast growth, and the percentage of premiums from designated protection-oriented products in the first-year regular premiums rose by 2.2 percentage points year on year. Value of new business for the first quarter of 2020 rose by 8.3% year on year. The surrender rate was 0.28%, a decrease of 0.34 percentage point year on year. Secondly, the sales force expanded and its quality continued to improve. The Company kicked off the “Dingxin Project” in 2019 under the guidance of the strategic goal of “China Life Revitalization” with “Dual Centers and Dual Focuses” as its strategic core, and a development system of “Yi Ti Duo Yuan” was initially formed, featuring a strengthened individual sales force with an emphasis on its core role of value creation in coordination with the development of group insurance, bancassurance and health insurance. As at the end of the reporting period, the total number of sales force from all channels was over 2 million. The quality of the sales force was improved constantly, and the monthly average productive agents from the strengthened individual sales force rose by 18.4% year on year. Thirdly, a significant achievement was made in technology empowerment. During the COVID-19 pandemic, the Company proactively expanded its insurance sales online. By leveraging on the online platforms, such as China Life Inclusive Healthcare and China Life Insurance APP, the Company launched the online customer services for 24 hours a day and 7 days a week, and offered services, such as quick claims settlement, online policy application and electronic insurance policy, to satisfy customers’ demands. In addition, the Company actively carried out online sales force recruitment and management, established a variety of live streaming and sharing platforms, and reinforced online training and meetings. Fourthly, the strategy of investment allocation was more aligned with the market situations. As at the end of the reporting period, the Company’s investment assets reached RMB3,676,151 million, an increase of 2.8% from the end of 2019. The Company took a flexible approach towards allocation to fixed-income assets and asset duration strategy. While controlling the risk exposure of equity investment, it allocated to core equity assets by leveraging on the long term nature of its investment assets to grasp the opportunities in the equity market fluctuations. In the first quarter of 2020, despite a decline in A share market and a significant downward trend in the interest rates, the gross investment income2 of the Company was RMB45,453 million. The gross investment yield3 was 5.13%, merely down by 158 BPs from the corresponding period of 2019 when a significant surge was seen in the equity market. The net investment income4 was RMB38,076 million, and the net investment yield5 was 4.29%, a decrease of 2 BPs year on year. Fifthly, the Company fought against the pandemic with united efforts. Since the outbreak of COVID-19 in the early 2020, the Company voluntarily offered complimentary insurance protection against COVID-19 to medical workers and volunteers fighting on the frontline, covering over 2.5 million people. As at the end of the reporting period, the Company made COVID-19 related claims payment of RMB23.2014 million, of which RMB10.7944 million was paid to the frontline medical workers.

_________________

[1]	Revenues from Insurance Business is consistent with Premium Income in the attached income statement.

3

During the reporting period, net profit attributable to equity holders of the Company was RMB17,090 million, a decrease of 34.4% year on year. As at the end of the reporting period, the core solvency ratio and comprehensive solvency ratio of the Company were 272.15% and 281.57%, respectively.

For the remaining period of 2020, the Company will continue to implement national instructions for the pandemic prevention and control in a conscientious manner. By adhering to the strategic goal of “China Life Revitalization”, upholding the strategic core of “centering on customers, concentrating on local branches and field offices, focusing on business value, and strengthening individual insurance business”, and sticking to the operating guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing services and guarding against risks”, the Company will further promote its reform and transformation, step up its efforts in value creation, team building, reform and innovation, technology empowerment, and risk prevention and control, and strive to make further progress with “China Life Revitalization”.

__________________

[2]	Gross investment income = Net investment income + Net realized gains on investment assets + Fair value gains/losses – Impairment losses of investment assets

[3]	Gross investment yield = {[(Gross investment income – Interest paid for financial assets sold under agreements to repurchase)/((Investment assets at the end of the previous year – Financial assets sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)]/91}×366

[4]	Net investment income includes interest income from debt investments, interest income from deposits, dividends and bonus from equity investments, interest income from loans, net income from investment properties, and net income from share of profit of associates and joint ventures, etc.

[5]	Net investment yield ={[(Net investment income – Interest paid for financial assets sold under agreements to repurchase)/ ((Investment assets at the end of the previous year – Financial assets sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period)/2)]/91}×366

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Non-recurring Items and Amounts

RMB million

Non-recurring items Note	For the Reporting Period (from January to March)
Gains/(losses) on disposal of non-current assets	–
Government subsidies recognized in current gains/(losses)	10
Donations	(33)
Net non-recurring items other than those mentioned above	(17)
Effect of income tax	10
Attributable to non-controlling interests	–
Total	(30)

Note:	As an insurance company, investment (utilization of insurance funds) is one of the major businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

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2.2	Total number of shareholders and the particulars of top ten shareholders as at the end of the reporting period

Total number of shareholders as at the end of the Reporting Period	Number of A Share shareholders: 126,496
	Number of H Share shareholders: 27,058
Particulars of top ten shareholders of the Company Unit: Share
Name of shareholders	Nature of shareholder	Percentage of shareholding	Total number of shares	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	–	–
HKSCC Nominees Limited	Overseas legal person	25.92%	7,325,231,013	–	–
China Securities Finance Corporation Limited	State-owned legal person	2.56%	723,937,634	–	–
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	–	–
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.22%	61,813,182	–	–
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	–	–
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Securities Investment Fund	Other	0.05%	13,478,009	–	–
China National Nuclear Corporation	State-owned legal person	0.04%	12,400,000	–	–
Bank of Communication – Maxwealth Science and Technology Driven Hybrid Securities Investment Fund	Other	0.04%	11,360,239	–	–
Abu Dhabi Investment Authority	Overseas legal person	0.04%	10,031,708	–	–

Details of shareholders	1.

HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of The Stock Exchange of Hong Kong Limited do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.

China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund have Industrial and Commercial Bank of China Limited as its fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

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2.3	Total number of preference share holders, top ten preference share holders, and the particulars of top ten preference share holders with no selling restrictions as at the end of the reporting period

☐ Applicable ✓ Not applicable

3.	SIGNIFICANT EVENTS

3.1	Particulars of and reasons for changes in major accounting items and financial indicators of the Company

✓ Applicable ☐ Not applicable

(1) Changes in key financial indicators and the reasons

RMB million

Key financial indicators	As at 31 March 2020	As at 31 December 2019	Increase/ (decrease)	Main reasons
Total assets	$3,874,719	$3,726,734	4.0%	Accumulation of the assets from insurance business and investment business
Total liabilities	3,455,216	3,317,392	4.2%	An increase in reserves of insurance contracts
Total equity holders’ equity	413,715	403,764	2.5%	Due to the effect of profits during the Reporting Period

RM B million

Key financial indicators	For the three months ended 31 March 2020	For the three months ended 31 March 2019	Increase/ (decrease)	Main reasons
Operating profit	21,130	33,337	-36.6%	Due to the update of discount rate assumption of reserves of traditional insurance contracts and a decrease in gross investment income
Net profit attributable to equity holders of the Company	17,090	26,034	-34.4%	Due to the update of discount rate assumption of reserves of traditional insurance contracts and a decrease in gross investment income

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(2)     Material changes in major accounting items and the reasons

RMB million

Key financial indicators	As at 31 March 2020	As at 31 December 2019	Increase/ (decrease)	Main reasons
Cash fund	72,038	55,082	30.8%	The needs for liquidity management
Securities purchased under agreements to resell	31,305	4,467	600.8%	The needs for liquidity management
Premiums receivables	61,943	17,281	258.4%	The accumulation of renewal premiums
Securities sold under agreements to repurchase	63,700	118,088	-46.1%	The needs for liquidity management
Unearned premium reserves	30,024	13,001	130.9%	An increase in short-term insurance business and timing differences of business schedule

RMB million

Key financial indicators	For the three months ended 31 March 2020	For the three months ended 31 March 2019	Increase/ (decrease)	Main reasons
Investment income	51,729	38,940	32.8%	An increase in investment income of equity financial assets
Fair value gains/(losses)	(5,411)	13,945	N/A	Due to the fluctuation of the market value of equity financial assets at fair value through profit or loss
Surrenders	7,740	15,019	-48.5%	A decrease in surrender of certain insurance products
Underwriting and policy acquisition costs	34,569	25,806	34.0%	Due to an increase in commissions of regular business as a result of the growth of the Company’s business and the optimization of its business structure
Income tax expenses	3,760	7,116	-47.2%	A year-on-year decrease of operating profits of the Company

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3.2	Explanation and analysis of significant events and their impacts and solutions

☐ Applicable ✓ Not applicable

3.3	Undertakings were not implemented in due time during the reporting period

✓ Applicable ☐ Not applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

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3.4	Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

☐ Applicable ✓ Not applicable

This announcement is published in both Chinese and English. Should there be any inconsistency between the Chinese and English version, the Chinese version shall prevail.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

Hong Kong, 23 April 2020

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4.	APPENDIX

4.1	Balance sheet as at 31 March 2020 (unaudited)

RMB million (Unless otherwise stated)

ASSETS	As at 31 March 2020 Group	As at 31 December 2019 Group	As at 31 March 2020 Company	As at 31 December 2019 Company

Assets
Cash fund	72,038	55,082	66,269	48,794
Financial assets at fair value through profit or loss	139,128	141,606	115,045	117,471
Derivative financial assets	–	428	–	428
Securities purchased under agreements to resell	31,305	4,467	30,582	1,963
Interest receivables	41,945	41,455	41,157	40,855
Premiums receivables	61,943	17,281	61,943	17,281
Receivables from reinsurers	629	808	629	808
Unearned premium reserves receivable from reinsurers	427	369	427	369
Claim reserves receivable from reinsurers	137	145	137	145
Reserves for life insurance receivables from reinsurers	521	483	521	483
Reserves for long-term health insurance receivables
from reinsurers	3,270	3,356	3,270	3,356
Other receivables	22,339	19,595	19,611	17,329
Loans	639,391	608,920	623,572	594,913
Term deposits	550,771	535,260	544,092	528,754
Available-for-sale financial assets	1,042,394	1,058,957	1,018,592	1,037,629
Held-to-maturity investments	954,504	928,751	953,639	927,892
Long-term equity investments	227,480	222,983	259,140	254,905
Statutory deposits	6,333	6,333	5,653	5,653
Investment properties	12,807	12,141	4,638	3,914
Constructions in progress	13,984	14,377	13,255	13,657
Fixed assets	36,170	36,343	34,397	34,545
Right-of-use assets	3,349	3,520	3,100	3,272
Intangible assets	8,086	8,070	7,366	7,340
Deferred tax assets	159	128	-	-
Other assets	5,599	5,866	5,358	5,590
Separate account assets	10	10	10	10
Total Assets	3,874,719	3,726,734	3,812,403	3,667,356

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

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4.1	Balance sheet as at 31 March 2020 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	As at 31 March 2020	As at 31 December 2019	As at 31 March 2020	As at 31 December 2019
LIABILITIES AND EQUITY	Group	Group	Company	Company

Liabilities
Short-term borrowings	1,153	1,115	–	–
Financial liabilities at fair value through profit or loss	2,985	3,859	–	–
Securities sold under agreements to repurchase	63,700	118,088	58,638	113,189
Premiums received in advance	2,864	60,898	2,864	60,898
Brokerage and commission payable	10,291	7,418	10,291	7,418
Reinsurance payable	1,020	817	1,020	817
Salary and welfare payable	12,303	12,223	11,047	11,048
Taxes payable	3,235	897	2,889	409
Claims payable	54,035	51,019	54,035	51,019
Policyholder dividends payable	113,954	112,593	113,954	112,593
Other payable	16,187	16,804	15,165	15,328
Policyholder deposits	277,341	267,794	277,341	267,794
Unearned premium reserves	30,024	13,001	30,024	13,001
Claim reserves	18,941	18,404	18,941	18,404
Reserves for life insurance	2,595,089	2,386,130	2,595,089	2,386,130
Reserves for long-term health insurance	142,288	135,201	142,288	135,201
Long-term borrowings	19,106	18,930	–	–
Bonds payable	34,990	34,990	34,990	34,990
Lease liabilities	2,951	3,091	2,711	2,842
Deferred tax liabilities	5,472	10,330	6,266	10,714
Other liabilities	47,277	43,780	21,858	22,283
Separate account liabilities	10	10	10	10

Total liabilities	3,455,216	3,317,392	3,399,421	3,264,088

Equity
Share capital	28,265	28,265	28,265	28,265
Other equity instruments	7,791	7,791	7,791	7,791
Capital reserve	55,048	55,009	54,366	54,327
Accumulated other comprehensive income	21,985	29,163	20,888	28,716
Surplus reserve	75,161	75,161	75,113	75,113
General reserve	37,897	37,888	37,304	37,304
Retained earnings	187,568	170,487	189,255	171,752
Attributable to equity holders of the Company	413,715	403,764

Non-controlling interests	5,788	5,578

Total equity	419,503	409,342	412,982	403,268

Total liabilities and equity	3,874,719	3,726,734	3,812,403	3,667,356

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

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4.2	Income statement for the first quarter of 2020 (unaudited)

RMB million (Unless otherwise stated)

		For the three months ended 31 March		For the three months ended 31 March
		2020 Group	2019 Group	2020 Company	2019 Company
1	Operating income	337,772	312,226	336,859	310,383
	Premiums earned	289,518	257,552	289,518	257,552
	Premium income	307,776	272,353	307,776	272,353
	Including: Reinsurance premium income	1	1	1	1
	Less: Premiums ceded to reinsurers	(1,293)	(1,078)	(1,293)	(1,078)
	Change in unearned premium reserves	(16,965)	(13,723)	(16,965)	(13,723)
	Investment income	51,729	38,940	50,872	38,931
	Including: Share of profit of associates and joint ventures	3,007	2,174	3,076	2,348
	Other gains	15	12	12	12
	Fair value gains/(losses)	(5,411)	13,945	(4,575)	13,220
	Foreign exchange gains/(losses)	58	188	121	(150)
	Other operating income	1,862	1,589	910	818
	Gains/(losses) on disposal of assets	1	–	1	–
2	Operating expenses	(316,642)	(278,889)	(315,768)	(278,006)
	Surrenders	(7,740)	(15,019)	(7,740)	(15,019)
	Claims expense	(35,530)	(41,186)	(35,530)	(41,186)
	Less: Claims recoverable from reinsurers	673	847	673	847
	Increase in insurance contracts reserve	(216,583)	(176,232)	(216,583)	(176,232)
	Less: Insurance reserves recoverable from reinsurers	(56)	160	(56)	160
	Policyholder dividends resulting from
	participation in profits	(6,591)	(5,775)	(6,591)	(5,775)
	Tax and surcharges	(218)	(139)	(202)	(117)
	Underwriting and policy acquisition costs	(34,569)	(25,806)	(34,569)	(25,806)
	Administrative expenses	(9,654)	(8,256)	(9,159)	(7,737)
	Less: Expenses recoverable from reinsurers	62	48	62	48
	Other operating expenses	(5,553)	(5,502)	(5,190)	(5,160)
	Impairment losses	(883)	(2,029)	(883)	(2,029)

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

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4.2	Income statement for the first quarter of 2020 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the three months ended 31 March		For the three months ended 31 March
		2020 Group	2019 Group	2020 Company	2019 Company
3	Operating profit	21,130	33,337	21,091	32,377

	Add: Non-operating income	12	25	9	24
	Less: Non-operating expenses	(60)	(50)	(57)	(50)

4	Net profit before income tax	21,082	33,312	21,043	32,351

	Less: Income tax expenses	(3,760)	(7,116)	(3,540)	(6,982)

5	Net profit	17,322	26,196	17,503	25,369

	According to operating continuity:
	– Net profit from continuing operations	17,322	26,196	17,503	25,369
	According to ownership of the company:
	– Equity holders of the Company	17,090	26,034
	– Non-controlling interests	232	162

6	Earnings per share
	Basic earnings per share	RMB0.60	RMB0.92
	Diluted earnings per share	RMB0.60	RMB0.92

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

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4.2	Income statement for the first quarter of 2020 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the three months ended 31 March		For the three months ended 31 March
		2020 Group	2019 Group	2020 Company	2019 Company
7	Other comprehensive income	(7,200)	23,082	(7,828)	22,984
	Other comprehensive income attributable to equity
	holders of the Company (net of tax)	(7,178)	23,080
	Other comprehensive income that may be
	reclassified to profit or loss	(7,081)	23,080	(7,731)	22,984
	Fair value gains/(losses) on available-for-sale
	financial assets	(3,096)	34,802	(3,792)	34,679
	Less: Amount transferred to net profit from
	other comprehensive income	(7,654)	(3,003)	(7,605)	(2,977)
	Portion of fair value changes on available-
	for-sale financial assets attributable to
	participating policyholders	2,694	(9,268)	2,694	(9,268)
	Other comprehensive income that may be
	transferred to profit or loss under the
	equity method	839	666	951	666
	Exchanges differences on translating
	foreign operations	136	(117)	21	(116)
	Other comprehensive income that will not be
	reclassified to profit or loss	(97)	–	(97)	–
	Other comprehensive income that may not
	be transferred to profit or loss under the
	equity method	(97)	–	(97)	–
	Other comprehensive income attributable to
	non-controlling interests (net of tax)	(22)	2

8	Total comprehensive income	10,122	49,278	9,675	48,353

	– Attributable to equity holders of the Company	9,912	49,114
	– Attributable to non-controlling interests	210	164

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

15

4.3	Cash flow statement for the first quarter of 2020 (unaudited)

RMB million (Unless otherwise stated)

		For the three months ended 31 March		For the three months ended 31 March
		2020 Group	2019 Group	2020 Company	2019 Company
1	Cash flows from operating activities
	Premiums received	204,687	187,527	204,687	187,527
	Net increase in policyholder deposits	9,691	8,861	9,691	8,861
	Net cash received from financial assets at fair value through profit or loss	–	6,937	750	9,324
	Net cash received from financial liabilities at fair value through profit or loss	181	–	–	–
	Cash received from other operating activities	2,439	2,957	1,123	2,006
	Sub-total of cash inflows from operating activities	216,998	206,282	216,251	207,718
	Cash paid for claims	(40,254)	(54,821)	(40,254)	(54,821)
	Net cash paid for reinsurance business	(176)	(222)	(176)	(222)
	Cash paid for brokerage and commission fees	(31,696)	(23,040)	(31,696)	(23,040)
	Cash paid for policyholder dividends	(1,637)	(2,665)	(1,637)	(2,665)
	Cash paid to and for employees	(5,912)	(6,150)	(5,640)	(5,873)
	Cash paid for taxes and surcharges	(4,947)	(1,755)	(4,381)	(1,435)
	Net cash paid for financial assets at fair value through profit or loss	(683)	–	–	–
	Net cash paid for financial liabilities at fair value through profit or loss	–	(729)	–	–
	Cash paid for other operating activities	(6,384)	(5,135)	(5,959)	(4,777)
	Sub-total of cash outflows from operating activities	(91,689)	(94,517)	(89,743)	(92,833)
	Net cash flows from operating activities	125,309	111,765	126,508	114,885

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

16

4.3	Cash flow statement for the first quarter of 2020 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the three months ended 31 March		For the three months ended 31 March
		2020 Group	2019 Group	2020 Company	2019 Company
2	Cash flows from investing activities
	Cash received from sales and redemption of investments	225,176	287,661	221,265	282,157
	Cash received from investment income	34,741	37,152	34,102	35,827
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets	2	–	2	–
	Net cash received from the disposal of subsidiaries and other business units	591	1,419	953	1,432
	Sub-total of cash inflows from investing activities	260,510	326,232	256,322	319,416
	Cash paid for investments	(283,748)	(277,277)	(273,907)	(271,479)
	Net increase in policy loans	(4,461)	(7,094)	(4,461)	(7,094)
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(1,738)	(1,808)	(1,706)	(1,617)
	Net cash paid from securities purchased under agreements to resell	(27,118)	(22,211)	(28,619)	(22,782)
	Sub-total of cash outflows from investing activities	(317,065)	(308,390)	(308,693)	(302,972)
	Net cash flows from investing activities	(56,555)	17,842	(52,371)	16,444

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

17

4.3	Cash flow statement for the first quarter of 2020 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the three months ended 31 March		For the three months ended 31 March
		2020 Group	2019 Group	2020 Company	2019 Company
3	Cash flows from financing activities
	Cash received from investment	4,479	2,625	–	–
	Including: Cash received from the investment
	of non-controlling interests by subsidiaries	4,479	2,625	–	–
	Cash received from borrowings	124	34,988	–	34,988
	Cash received from other financing activities	–	132	–	–
	Sub-total of cash inflows from financing activities	4,603	37,745	–	34,988
	Cash paid for dividends and interests and repaid for lenders	(2,107)	(904)	(1,871)	(749)
	Net cash paid for securities sold under agreements to repurchase	(53,743)	(150,076)	(54,551)	(149,963)
	Cash paid for other financing activities	(549)	(197)	(263)	(182)
	Sub-total of cash outflows from financing activities	(56,399)	(151,177)	(56,685)	(150,894)
	Net cash flows from financing activities	(51,796)	(113,432)	(56,685)	(115,906)
4	Effect of changes in foreign exchange rate on cash and cash equivalents	16	(105)	23	(91)
5	Net increase in cash and cash equivalents	16,974	16,070	17,475	15,332
	Add: Opening balance of cash and cash equivalents	53,306	50,809	48,802	47,904
6	Closing balance of cash and cash equivalents	70,280	66,879	66,277	63,236

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

18